INVEST IN **HITMKR**

# We help creators turn followers into paying fans



Vu Ho
CEO
0:00 / 2:47

hitmkr.com   Los Angeles, CA









## Highlights

1. We've built a powerful platform that delivers real value to artists—with minimal funding raised.
2. A music tech platform built by artists for artists—designed to solve real industry pain points.
3. Over 5000 independent artists and growing—join the movement!
4. We're revolutionizing music—giving artists control and direct access to their fans.

# Featured Investors

 **Chris Boshuizen**   [ Follow ]    Invested $100,000 ⓘ

Dr Chrispy (AKA Dr. Chris Boshuizen) is an award-winning aeronautical engineer, music producer, and songwriter, and was Australia's third astronaut. Chris has always split his time between two loves: Music and Space Exploration.

"I invested in HITMKR because I believe in the company's mission of empowering independent artists to make, promote, and live off their music. I have been impressed by the HITMKR team's ability to adapt, execute, and bring their vision to life. A new ecosystem for artists like this could transform the music industry, and I am excited to see HITMKR leading the charge."

 **Antler**   [ Follow ]    Invested $250,000 ⓘ
**Notable Investor**

We give you an edge from the very beginning. Build and scale your company faster with our global community of co-founders and access to talent, expert advisors, expansion support, and capital around the world.

**Prerna Sharma, General Partner, US**

"Antler invested in HITMKR because we believe in the founding team's expertise in technology and music, along with their relentless drive and execution. Their platform not only adapts to the evolving music industry but is also uniquely positioned to empower the growing independent artist sector."

 **Daniel Stefanic**  [ Follow ]    Invested $75,000 ⓘ
**Syndicate Lead**

crunchbase.com

"HITMKR makes it easy for musicians to grow their income streams so they can focus on what they do best - make music! In this era where making money from the music itself has become difficult, HITMKR helps an artist effortlessly create new ways to grow their income by making music, ticket and merchandise sales a breeze. The best part is most of the money goes to the artists themselves. Supporting a platform made by the community for the needs of the community was a no brainer."

# Our Team



### Vu Ho  Founder & CEO

Musician & software engineer with 12+ years of experience blending tech and creativity.



### Paul Montes  COO

15+ years as an audio engineer & studio director for UMG/IGA & Aftermath Entertainment.



### Josef Maxwell  CRO

SaaS CX & Growth leader, scaling repeatable sales and post-sales processes. 15+ years independent artist & producer.



### Artur Paes  CTO

7+ yrs full-stack SW dev. Developed highly scalable and secure applications for Brazil and US tech and banking companies.

# HITMKR - Shaping The Future of Entertainment



HITMKR

2025 INVESTOR PITCH

# HITMKR

# Turning Followers Into Paying Fans

WWW.HITMKR.COM

## CREATORS STRUGGLE TO CONVERT FOLLOWERS INTO REVENUE

WHERE FOLLOWERS ARE

BROKEN FUNNEL





Linktree
shopify
WiX
XLS
mailchimp
THE FANS

## THE ALL-IN-ONE FAN RELATIONSHIP & E-COMMERCE PLATFORM

Creators can own the fan experience, unlock deeper insights, and maximize earnings





Social Media
Fan Relationship Management (FRM)
Collect & analyze fan data.
HITMKR
Monetize
Understand
Ecommerce Storefront
Sell content, services, tickets, merch, digital products
Communication Layer
Email & SMS blasts in one click
Engage



## HOW HITMKR POWERS CREATOR GROWTH

*Understand → Engage → Monetize*







Fan Data
$337.00
Fan Details
Name:
Email: Tabithaaworley@gmail.com
Phone:
Email Status: OPT_IN
Phone Status:
Initial data was captured by:

Send To:
Fans Who Subscribed
Fans Who Downloaded
Fans Who Purchased
Your email will be sent to 349 fans.
Email Subject

TONY NEW BLACKOUT SHORTS
$30.00
TONY NEW MILK SHORTS
$30.00
STAY AWHILE COFFE MUG
$11.00
TONY NEWBURY MILK HOODIE
$40.00
JKG TRUCKER HAT
$28.00
JKG IPHONE CASE
$19.00

**Step 1 – Understand Your Fans**
- Collect fan data through creator websites
- Track engagement & spending behavior
- Explore trends, segment fans, and export data

**Step 2 – Engage Your Fans**
- Email & SMS blasts for direct, personal engagement
- Offer exclusive experiences for fan data
- Give fans first access to creator updates

**Step 3 – Monetize Your Fans**
- Sell downloads, merch, tickets (one-off or subscription)
- Offer early-access tiers & rewards
- Flexible 'pay-what-you-want' pricing



## WHY WE WIN WHERE OTHERS CAN'T

| | HITMKR | Vault.FM | Patreon | Bandcamp/ Even [2] | Website Builders [1] |
|---|---|---|---|---|---|
| Fan Relationship Management | ✓ | | ✓ | | |
| Marketing Tools - Email/SMS blast | ✓ | | | ✓ | ✓ |
| Built in fan community | ✓ | ✓ | | | |
| Remote Collaboration | ✓ | | | | |
| Direct-to-fan Ecommerce | ✓ | ✓ | ✓ | ✓ | ✓ |
| Custom branding & website | ✓ | | | | ✓ |
| Connect with new fans (WIP) | ✓ | | | | |
| Free tier with low transaction fees | 10% Fee | 20% Fee | 20% Fee | 20/30% Fee | NO FREE TIER |

[1] Indicates generic website builders (Squarespace, Wix, Bandzoogle, etc.).

[2] Marketplace only for music.



## PROVEN CREATOR SUCCESS STORIES

5,000+

Sign Ups (May 2024 - May 2025)

1,800

Weekly Active Users



**CLUB BOYBND (Singers)**
- 122 fans acquired
- $6,050 in revenue
  - Merch & digital downloads
- **clubboybnd.com**



**TJ Suave (Producers)**
- 50 fans acquired
- $2,137 in revenue
  - digital products, beats, & merch
- **tjsuavemusic.com**



**David Le (Audio Engineer)**
- 22 fans acquired
- $1,000 in revenue
  - digital products & mixing services
- **1mixgod.com**



# OUR PLAYBOOK FOR SCALABLE USER ACQUISITION



**Content Marketing**
- Educational content, case studies, and artist website breakdowns to grow awareness.



**Performance Marketing**
- Minimal ad spend, boosting only high-performing organic content ($3.27/conversion).



**Community Partnerships**
- Events with music communities to tap into trusted audiences.



**Owned Channels**
- Email drip campaigns, podcast, and Q&As to convert & retain users.



**Referrals**
- Strong organic growth from user recommendations.



# A $34B MARKET READY FOR DISRUPTION

Note: Chart not to scale



**34M Total Creative Sector**
- 27M Content Creators
- 5M Musicians (PRO-registered) — *Beachhead*
- 1M Podcasters
- 800K Music Producers
- 181K Photographers
- 85k Videographers

**SNAPSHOT**

| Metric | Number |
|---|---|
| Total Creative Sector | 34 Million |
| Subscription Price (discounted) | $10 |
| TAM (w/o Transaction Fees) | ~$34 Billion |

# THE FUTURE OF FAN-CREATOR COLLABORATION

We envision a future where fan-creator relationships evolve significantly, transforming fans from passive consumers into active contributors in the creative journey.



1999 - Napster | 2005 - Youtube | 2008 - Spotify | 2010 - Instagram | 2016 - Tiktok | 2026 & Beyond

Fans **casually listen** or view content

Fans **engage** with creators

Fans **collaborate** on content with creators



# THE TEAM TO MAKE IT HAPPEN



**Vu Ho,**
**Founder & CEO**
- Built Atlassian's real-time data pipeline that now is used for analytics and AI efforts
- Managed engineering teams for Jira Align
- Independent musician for 15+ years



**Paul Montes,**
**COO**
- Dir. of Studio Ops (Dr. Dre's Aftermath Ent.)
- 10+ yrs in the music industry working with A-list clients at Interscope and Aftermath



**Artur Paes,**
**CTO**
- 7+ yrs full-stack SW dev
- Developed highly scalable and secure applications for Brazil and US tech and banking companies

**Josef Maxwell,**
**CRO**
- SaaS CX & Growth leader, scaling repeatable sales and post-sales processes
- Sr. CX Leader & Sales Engineer (RainforestQA)
- 15+ years independent artist & producer



## $2.5M RAISE TO SCALE TO 20,000 PAID USERS, $300K ARR IN YEAR 1, $1M+ ARR BY YEAR 2

Operations 25%
Partnerships 30%
Marketing 20%
Developement 25%

By Q4 2026
- 20,000 paid users
- $300K+ ARR
- Launch mobile app (CRM, merch, ticketing)
- 10+ label/talent management contracts
- Expand creator-fan experiences across content, merch, and live events

*Only $124k of the full $2.5M will be raised on Wefunder. Forward-looking projections cannot be guaranteed.*

# ADVISORY BOARD MEMBER



**Damion "Damizza" Young,**
**Radio pioneer / Influencer**
- Senior Programming Director (Power 106/Hot 97 & 32 stations)
- Launched Eminem, Jay-Z; rebranded Snoop Dogg, Mariah Carey, Dr. Dre, Janet Jackson



**Issiah & Bobby Ross Avila,**
**Creative Directors**
- Grammy-winning producers/songwriters & co-founders of Beats By Dre headphones
- Producer of the 2024 Superbowl halftime show



**Danny Carter,**
**CEO - Blooming Music Pub.**
- A&R executive and manager for top-tier producers
- Contributed to music projects exceeding 2 billion streams